UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

FirstService Corporation

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

33767E103

(CUSIP Number)

Jay Hennick

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

416-960-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

JAY S. HENNICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,767,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,767,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,767,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

HENSET CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,767,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,767,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,767,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

FSV SHARES LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,767,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,767,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,767,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

FSV SHARES II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,767,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,767,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,767,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

THE JAY AND BARBARA HENNICK FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,767,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,767,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,767,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 33767E103

1	NAME OF REPORTING PERSON

JAYSET CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 33767E103

The following constitutes the Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).

Item 1.	Security and Issuer.

Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by (i) Jay S. Hennick, (ii) Henset Capital Inc., an Ontario, Canada corporation (“Henset Capital”), of which Mr. Hennick serves as the sole director and the Chairman, Chief Executive Officer and President, (iii) The Jay and Barbara Hennick Family Foundation (the “Hennick Foundation”), a charitable foundation and a registered charity with the Canadian tax authority of which Mr. Hennick is a director and the President; (iv) FSV Shares LP (“FSV”), a limited partnership existing under the laws of the Province of Ontario, which is controlled by Mr. Hennick, (v) FSV Shares II LP (“FSV II”), a limited partnership existing under the laws of the Province of Ontario, which is controlled by Mr. Hennick and (vi) Jayset Capital Corp. (“Jayset Capital”), an Ontario corporation of which Mr. Hennick is a director and the President and Secretary. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Henset Capital, the Hennick Foundation, FSV, FSV II and Jayset Capital.

(b)	The principal business address of Mr. Hennick is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4. The principal business address of each of Henset Capital, the Hennick Foundation, FSV, FSV II and Jayset Capital is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4.
(c)	The principal occupation of Mr. Hennick is serving as the Chairman and Chief Executive Officer of Colliers International Group Inc. (“Colliers”) and as the Chairman of the Board of the Issuer. The principal business of Henset Capital is to act as a holding company for certain investments of Mr. Hennick. The Hennick Foundation is a charitable foundation and a registered charity with the Canadian tax authority. FSV and FSV II are each holding investment partnerships. The principal business of Jayset Capital is to act as a holding company.
(d)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
8

CUSIP NO. 33767E103

(e)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Hennick and each of the persons listed on Schedule A annexed hereto is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On April 2, 2019, the Issuer, Henset Capital, Jayset Capital, Jayset Management FSV Inc. ("Jayset Mgt"), an Ontario corporation controlled by Mr. Hennick, FSV (an entity controlled by Mr. Hennick) and Mr. Hennick entered into a Transaction Agreement (the “Transaction Agreement”) pursuant to which that certain restated management services agreement dated June 1, 2015 between FSV Holdco ULC (now the Issuer), Jayset Mgt and Mr. Hennick (as amended, the "MSA") was terminated and the dual class voting structure of FirstService was eliminated effective May 10, 2019 (the "Transaction") on the following basis: (i) Henset Capital converted all of the outstanding 1,325,694 Multiple Voting Shares owned by it into Subordinate Voting Shares on a one-for-one basis without any payment therefor pursuant to the terms of the Multiple Voting Shares contained in the Articles of the Issuer; (ii) the Issuer directly or indirectly acquired all of the outstanding shares of Jayset Mgt in consideration for: (a) a cash payment by Issuer; and (b) the issuance by the Issuer of a total of 2,918,860 Subordinate Voting Shares at an issue price of C$115.58 per share to Jayset Capital; and (iii) the MSA was terminated.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The arrangements and understandings pursuant to the Transaction Agreement are discussed in Item 3.

The foregoing description of the Transaction is a summary only and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) - (b) The Reporting Persons beneficially own 5,767,080 Shares which represents approximately 14.8% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of May 10, 2019, as set forth in this Schedule 13D, by (ii) 39,109,957 Shares outstanding, as of May 10, 2019, which is the total number of Shares outstanding as advised by the Issuer on May 10, 2019.

9

CUSIP NO. 33767E103

Mr. Hennick, Henset Capital, the Hennick Foundation, FSV, and FSV II each have shared power to vote and to dispose of the 5,767,080 Shares. Mr. Hennick serves as the sole director and the Chairman, Chief Executive Officer and President of Henset Capital. Mr. Hennick controls The Hennick Foundation and Jayset Capital. Mr. Hennick is the sole director, Chairman and Chief Executive Officer of each of 2688845 Ontario Inc., the general partner of FSV, and 2694503 Ontario Inc., the general partner of FSV II.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last 60 days are listed in Annex A attached hereto.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 10, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Transaction Agreement by and among FirstService Corporation, Henset Capital Inc., Jayset Capital Corp., Jayset Management FSV Inc., FSV Shares LP and Jay S. Hennick, dated April 2, 2019.
99.2	Joint Filing Agreement by and among Jay S. Hennick, Henset Capital Inc., The Jay and Barbara Hennick Family Foundation, FSV Shares LP, FSV Shares II LP and Jayset Capital Corp. dated May 10, 2019.

10

CUSIP NO. 33767E103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019

HENSET CAPITAL INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman, Chief Executive Officer and President

/s/ Jay S. Hennick
Jay S. Hennick

THE JAY AND BARBARA HENNICK FAMILY FOUNDATION

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President

FSV SHARES LP

By:	2688845 Ontario Inc., its general partner

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman and CEO

FSV SHARES II LP

By:	2694503 Ontario Inc., its general partner

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman and CEO

JAYSET CAPITAL CORP.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President and Secretary

11

CUSIP NO. 33767E103

SCHEDULE A

Director and Officers of Henset Capital Inc.

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Sole director, Chairman, CEO and President	See Item 2	See Item 2

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Barbara Hennick Executive Vice President	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Lynda Cralli Secretary	Assistant Secretary of both Colliers International Group Inc. and FirstService Corporation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

CUSIP NO. 33767E103

Directors and Officers of The Jay and Barbara Hennick Family Foundation

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Director, President	See Item 2	See Item 2

Barbara Hennick Director, Secretary	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Bradley M. Hennick Director	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Director and Officers of Jayset Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Director, President and Secretary	See Item 2	See Item 2

Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

CUSIP NO. 33767E103

Director and Officers of 2688845 Ontario Inc., General Partner of FSV Shares LP.

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Sole Director, Chairman and CEO	See Item 2	See Item 2

Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Director and Officers of 2694503 Ontario Inc., General Partner of FSV Shares II LP.

Name and Position	Principal Occupation	Principal Business Address

Jay Hennick Sole Director, Chairman and CEO	See Item 2	See Item 2

Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Jonathan Ng Vice President, Finance	Vice President, Finance, of Jayset Management CIG Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

CUSIP NO. 33767E103

Annex A

Transactions in Securities of the Issuer over the past 60 days

Nature of Transaction	Date of Purchase	Amount Purchased	Price Per Share (C$)

HENSET CAPITAL INC.

Transfer*	05/09/2019	(990,311)	C$116.16
Conversion**	05/10/2019	1,325,694	n/a

JAYSET CAPITAL CORP.

Purchase	05/10/2019	2,918,860	C$115.58
Transfer*	05/10/2019	(2,918,860)	C$116.16

FSV SHARES LP

Transfer*	05/10/2019	2,918,860	C$116.16

FSV SHARES II LP

Transfer*	05/09/2019	990,311	C$116.16

*Transfer of shares credited as a limited partnership capital contribution.

**Conversion from Multiple Voting Shares to Subordinate Voting Shares on a one-for-one basis.